FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER


               PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES
                              EXCHANGE ACT OF 1934

                         FOR THE MONTH OF FEBRUARY 2008

                          VOCALTEC COMMUNICATIONS LTD.
                  (Translation of registrant's name in English)

                   60 Medinat Hayehudim Street, P.O. Box 4041
                             Herzliya 46140, Israel

                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                         Form 20-F [X]     Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether registrant by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                               Yes [_]     No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b): 82-___________________.


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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                         By: /s/ Joseph Albagli
                                                         ----------------------
                                                         Joseph Albagli
                                                         Chief Executive Officer

Dated: February 8, 2008

                                  EXHIBIT LIST

Exhibit A - Press release dated February 8, 2008.